


08032002

SECURITIES

SEC
Mail Processing
Section

JUN 02 2008

Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___March 31, 2007___ AND ENDING___February 29, 2008___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hugh Martin Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___4110 Harrison Grade Road___
(No and Street)

___Sebastopol___   ___California___   ___95472___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Hulbert Martin___   (707) 874-9799___
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.




OATH OR AFFIRMATION

I, ___Hulbert Martin_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Hugh Martin Securities_____ , as

of _____February 29, 2008_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

State of _California_____

County of _Sonoma_____

Subscribed and sworn to (or affirmed) to before me on

this __14th__ day of __MAY__ , 20 _08_ ,

by __HULBERT MARTIN__

~~personally known~~ to me or proved to me on the basis of satisfactory

evidence to be the person(s) who appeared before me.

_____
Notary Public

_____
Signature

_____
Title

D.R. MAHONEY
COMM. #1525278
NOTARY PUBLIC ·CALIFORNIA
SONOMA COUNTY
My Comm. Expires Nov. 8, 2008

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss)

☒ (d) Statement of Changes in Cash Flows

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital ~~Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Hugh Martin Securities:

We have audited the accompanying statement of financial condition of Hugh Martin Securities (the Company) as of February 29, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hugh Martin Securities as of February 29, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 22, 2008

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Hugh Martin Securities
Statement of Financial Condition
February 29, 2008

Assets

Cash and cash equivalents	$	9,263
Receivable from clearing firms		182
Prepaid management fee		10,000
Total assets	$	19,445

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	600
Total liabilities		600

Stockholder's equity

Common stock, no par value, 100,000 shares authorized, 14,000 issued and outstanding	14,000
Additional paid-in capital	14,000
Accumulated deficit	(9,155)
Total stockholder's equity	18,845
Total liabilities and stockholder's equity	$ 19,445

The accompanying notes are an integral part of these financial statements.

Hugh Martin Securities
Statement of Income
For the Year Ended February 29, 2008

Revenues

Commissions income	$	7,081
Other income		35,041
Total revenues		42,122

Expenses

Management fee expenses	25,000
Other operating expenses	6,816
Total expenses	31,816
Net income (loss) before income tax provision	10,306
Income tax provision	800
Net income (loss)	$ 9,506

The accompanying notes are an integral part of these financial statements.

Hugh Martin Securities
Statement of Changes in Stockholder's Equity
For the Year Ended February 29, 2008

	Common Stock	Additional Paid - In Capital	Accumulated Deficit	Total
Balance at February 28, 2007	$ 14,000	$ 12,000	$ (18,661)	$ 7,339
Additional paid-in capital	–	2,000	–	2,000
Net income (loss)	–	–	9,506	9,506
Balance at February 29, 2008	$ 14,000	$ 14,000	$ (9,155)	$ 18,845

The accompanying notes are an integral part of these financial statements.

Hugh Martin Securities
Statement of Cash Flows
For the Year Ended February 29, 2008

Cash flows from operating activities:

Net income (loss)		$ 9,506
Adjustments to reconcile net income (loss) to net cash		
provided by (used in) operating activities:		
(Increase) decrease in:		
Commission receivable	$ 108	
Prepaid management fee	(10,000)	
(Decrease) increase in:		
Accounts payable	(300)	
Total adjustments		(10,192)

Net cash and cash equivalents provided by (used in) operating activities   (686)

Cash flows from investing activities: –

Cash flows from financing activities:
Proceeds from additional paid-in capital   2,000

Net cash and cash equivalents provided by (used in) financing activities   2,000

    Net increase (decrease) in cash and cash equivalents   1,314

    Cash and cash equivalents at beginning of year   7,949

    Cash and cash equivalents at end of year $ 9,263

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	–
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Hugh Martin Securities (the "Company") is a California corporation incorporated on February 21, 1989, and began operations in April, 1989 as a registered broker/dealer in securities under the provision of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company assists clients in investing in mutual funds and variable annuities, and does not hold customer funds and/or securities.

The Company is affiliated with Hugh Martin & Company (the "Affiliate") through common ownership.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Receivable from clearing firms are stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company records commission income and related commission expenses on a trade date basis. Recurring revenue (such as 12b-1 revenue) is recorded as soon as it is fixed and determinable

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "*Accounting for income taxes*", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: OTHER INCOME

During the year ended February 29, 2008, every member of the National Association of Securities Dealers (NASD) in good standing received a one-time $35,000 payment from the NASD in consideration for its loss of voting rights and other changes in connection with NASD's merger with the New York Stock Exchange and the subsequent renaming of the merged financial regulatory authority as "FINRA". The payment is included in other income on the Company's Statement of Income.

Note 3: INCOME TAXES

The income tax provision consists of the California Franchise Tax Board minimum tax of $800. The Company has available at February 29, 2008, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $3,025. The net operating loss begins to expire in the year 2018.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 4: RELATED-PARTY TRANSACTIONS

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is affiliated with Hugh Martin & Company (the "Affiliate") through common ownership. The Affiliate provides office facilities, equipment, communication services and administrative services to the Company in exchange for a $5,000 per month management fee in accordance with a management agreement. However, the Company is entitled to permanently waive such management fee in any month that payment of such fee is deemed by Company management to be detrimental to the regulatory financial position of the Company. During the year ended February 29, 2008, a total of $25,000 in management fees were paid to the Affiliate and recorded in the statement of income under this agreement. In addition, the Company advanced to the Affiliate $10,000 in future management fees

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker/dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on February 29, 2008, the Company had net capital of $8,663 which was $3,663 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($600) to net capital was 0.07 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Computation of net capital

Stockholder's equity

Common stock	$ 14,000	
Additional paid-in capital	14,000	
Accumulated deficit	(9,155)	
Total stockholder's equity		$ 18,845

Less: Non-allowable assets		
Commission receivable	(182)	
Prepaid management fee	(10,000)	
Total adjustments		(10,182)
Net capital		8,663

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 40	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 3,663
Ratio of aggregate indebtedness to net capital	0.07: 1	

There is $182 difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 8,845
Adjustments:		
Non-allowable assets	$ (182)	
Total adjustments		(182)
Net capital per audited statements		$ 8,663

A computation of reserve requirements is not applicable to Hugh Martin Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

Information relating to possession or control requirements is not applicable to Hugh Martin Securities as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

Hugh Martin Securities

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended February 29, 2008



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
Hugh Martin Securities:

In planning and performing our audit of the financial statements of Hugh Martin Securities (the Company), as of and for the year ended February 29, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at February 29, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Industry, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 22, 2008

